Neovasc Comments on Clinical Cardiology Journal Publication

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the journal Clinical Cardiology has published an article entitled, "Long-term outcomes of patients undergoing coronary sinus reducer implantation - A multicenter study."

The article, authored by Maayan Konigstein, M.D., Tel Aviv Medical Center and Sackler School of Medicine, Tel Aviv University, Israel describes the long-term outcomes in 99 patients treated with the Neovasc Reducer™ ("Reducer") enrolled between September 2010 and October 2017.

The study followed patients for a mean of 3.9 years (min 2.1, max 8.5). The mean Canadian Cardiovascular Society (CCS) angina class, a measure of chest pain severity, was 3.1 ± 0.5 at baseline and it improved to 1.66 ± 0.8 at 1 year (p < .001), and it remained low through 2-years and at last follow-up (1.72 ± 0.8 and 1.71 ± 0.8, p > 0.5 for both, in comparison to 1 year). At baseline, 91% of patients reported severe disabling angina (CCS class 3-4), at 1 year only 17.9% suffered from disabling angina, p < .001, and this portion remained low over time (19% at last follow up). There were no procedure-related complications.

"Refractory angina has historically been very difficult to treat effectively. It's reassuring to see the long-term sustained safety and clinical benefits of the Reducer therapy," said Dr. Konigstein. "The majority of patients treated with the Reducer experienced long-term relief of angina as well as improvement in their quality of life."

Fred Colen, President & Chief Executive Officer of Neovasc, stated, "It's gratifying to see the evidence supporting the Reducer continue to mount. The safety of the procedure, coupled with the long-lasting reduction in chest pain offers hope to patients that otherwise have no treatment options."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the long-term sustained safety, efficacy and clinical benefits of the Reducer therapy, the Reducer therapy's impact on patients' quality of life and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.